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                             October 6, 2023

       Bong Lau
       Chief Executive Officer
       Intelligent Living Application Group Inc.
       Unit 2, 5/F, Block A, Profit Industrial Building
       1-15 Kwai Fung Crescent, Kwai Chung
       New Territories, Hong Kong

                                                        Re: Intelligent Living
Application Group Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed September 13,
2023
                                                            File No. 333-274495

       Dear Bong Lau:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-3 filed September 13, 2023

       General

   1. We note that your registration statement incorporates by reference the risk factors disclosure from your
previously filed 2022 Form 20-F. A review of your 2022 Form 20-F shows that at the time
of its filing, you were not certain as to the applicability of
                                                        CSRC's Trial
Administrative Measures ("Trial Measures") to your company. Please revise this registration
statement to state clearly whether you believe the CSRC's Trial Measures apply to you. If you do
not believe the Trial Measures apply to you, please state clearly the reasons for your
determination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bong Lau
Intelligent Living Application Group Inc.
October 6, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Bradley Ecker at 202-551-4985 with any other questions.



FirstName LastNameBong Lau                             Sincerely,
Comapany NameIntelligent Living Application Group Inc.
                                                       Division of Corporation
Finance
October 6, 2023 Page 2                                 Office of Manufacturing
FirstName LastName